ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Sean C. Rogers
T +1 617 235 4950
F +1 617 235 9565
July 25, 2013	sean.rogers@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Blackstone Alternative Alpha Fund (File Nos. 811-22637 and 333-178146) (the “Fund”)

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 3 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed on June 14, 2013, which Larry Greene provided to Sean C. Rogers of Ropes & Gray LLP, counsel to the Fund, by telephone on July 22, 2013. The comments, together with the Fund’s responses, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

1.	Please use a method other than all-capitalization, such as bold text, in order to make certain disclosure more prominent.

Response: The requested changes have been made.

2.	With regard to the wholly-owned and controlled subsidiary of the Master Fund:

a.    Please confirm that the subsidiary will enter into an investment advisory agreement with the Fund’s investment adviser pursuant to the requirements of §15(a) of the 1940 Act;

Response: Although the subsidiary is not an investment company subject to the 1940 Act, the Fund confirms that the subsidiary has entered into an investment advisory agreement with the Master Fund’s investment adviser pursuant to the requirements of §15(a) of the 1940 Act.

b.    Please confirm that the subsidiary’s director(s) will sign the Fund’s registration statement;

Response: The Master Fund will have the director of the subsidiary sign the signature page of the Fund’s registration statement.

c.    Please confirm that the subsidiary’s financial statements will be consolidated with the Master Fund’s financial statements;

Response: The subsidiary’s financial statements will be consolidated with the Master Fund’s financial statements, consistent with the no-action letter issued to Fidelity Select Portfolio (Apr. 29, 2008).

d.    Please confirm that the Master Fund and the subsidiary will meet the relevant requirements of the 1940 Act on a consolidated basis. In particular, please confirm that the consolidated entity will comply with the provisions of: §8 of the 1940 Act relating to investment policies; §17 relating to affiliated transactions, custody and fidelity bond; §18 relating to capital structure and leverage; §31 regarding books and records; and the 1940 Act relating to pricing and accounting;

Response: The Master Fund and the subsidiary will comply, on a consolidated basis, with relevant provisions of the 1940 Act, including the provisions identified above.

e.    Please confirm that the subsidiary will have an eligible custodian under §17(f) of the 1940 Act;

Response: The subsidiary has an eligible custodian under §17(f) of the 1940 Act.

f.    Please confirm that the subsidiary’s expenses will be included in the fee table as a separate line item;

Response: The subsidiary’s expenses will be included in the fee table under the caption “Acquired Fund Fees and Expenses.”

g.    Please confirm that the subsidiary and its director(s) have agreed to designate an agent for service of process in the United States and have agreed to inspection of the subsidiary’s books and records by the staff;

Response: The subsidiary and its board of directors will designate an agent for service of process in the United States and will agree to inspection of the subsidiary’s books and records by the staff of the Securities and Exchange Commission (the “Commission”).

h.    Please disclose whether the Master Fund has any intention to sell or transfer the shares of the subsidiary;

Response: There is disclosure in the Statement of Additional Information, under “Additional Information on Investment Techniques of Investment Funds and Related Risks – Organization and Management of the Wholly-Owned Subsidiary,” that the Master Fund does not intend to sell or transfer shares of the Subsidiary to any third party.

i.    Confirm whether the subsidiary sells its securities only to the Master Fund;

Response: The subsidiary sells its securities only to the Master Fund.

j.    Confirm whether additional disclosure regarding the corporate structure of the subsidiary is contained elsewhere in the registration statement;

Response: Additional disclosure regarding the corporate structure of the subsidiary is contained in the Statement of Additional Information, under “Investment Policies – Organization and Management of the Wholly-Owned Subsidiary.”

3.	Please confirm the “Total Annual Expenses” figure in the fee table.

Response: The Fund confirms this figure.

4.	Consider moving the disclosure in the second-to-last paragraph of the section captioned “Summary of Fees and Expenses” to the preamble to the fee table.

Response: The Fund respectfully declines to make the requested change, as the paragraph in question is located immediately after the table, consistent with General Instruction 1 to Item 3 of Form N-2.

5.	Add a statement in the second paragraph of the section captioned “Use of Proceeds” stating whether or not the Fund is the only investor in the Master Fund.

Response: The requested change has been made.

6.	Add disclosure regarding OTC options to the effect that, in the view of the staff, OTC options and assets used to cover such options are considered illiquid.

Response: The Fund has added the requested disclosure to its Statement of Additional Information. The Fund notes in this regard its view that certain OTC options may be liquid (for example, OTC options purchased from a creditworthy counterparty under which the Fund has the contractual right to terminate the option within 7 days). The Fund also notes the staff’s position with respect to the illiquidity of assets used to cover OTC options stated in the Prudential-Bache Government Plus Fund II (Sept. 18, 1987) and Limited Term Government Series of Drexel Series Trust (Mar. 3, 1988) no-action letters.

7.	Revise the disclosure in the final paragraph of the section captioned “Risks Associated with BAAM and the Operation of the Fund – Diversification” to clarify that the Fund and the Master Fund may invest a portion, and not all, of their assets in cash, money market funds, fixed income securities and similar investments pending investment in investment funds or to maintain liquidity.

Response: The requested change has been made.

8.	Please reconcile the current disclosure, which sets a payment schedule for repurchases of Shares that varies depending on whether an Investor tenders greater than or equal to 90% of the Investor’s Shares, with the disclosure in the Fund’s most recent Schedule TO filing, which states that the applicable payment schedule is determined based on whether an Investor tenders 100% of his or her Shares.

Response: Future tender offers will be conducted in a manner consistent with the current disclosure in the Fund’s prospectus.

9.	Explain in your response letter whether the Fund believes that following two different approaches to paying for tendered shares — namely, making payment of the amount owed either in two payments split 90/10 across the first and second payment or a single payment — depending on whether an Investor tenders 90% or more of his or her holdings is consistent with the requirements of Rule 13e-4(f)(8).

Response: The Fund believes that its payment approaches are consistent with Rule 13e-4(f)(8). Regardless of whether a tendering Investor tenders 90% or more or a lesser portion of his or her Shares, he or she will receive the net asset value thereof. The approaches to payment are intended to facilitate net asset value error correction, not to vary the amount of consideration a tendering Investor may receive. To the extent that information becomes available during the course of the Funds’ audits that materially impacts the calculation of the Funds’ net asset values per share, the Fund believes that the two step payment process described in the tender offer materials could facilitate reprocessing Investor transactions in a manner that reduces the likelihood that the Fund will have lost money. To the extent that the two payment approaches are considered to represent two types of consideration (which the Fund does not concede), we note that Rule 13e-4(f)(10) provides that paragraph (f)(8)(ii) of Rule 13e-4 does not prohibit offering more than one type of consideration as long as the highest consideration of each type is paid to any security holder receiving that type of consideration. In the case of the Fund, if an Investor chooses to tender greater than or equal to 90% of his or her holdings, a promissory note will be issued to him or her entitling the shareholder to a two-step payment using the process described in subparagraph A of the section captioned “Repurchases of Shares.” Alternatively, if an Investor chooses to tender less than 90% of his or her holdings, a different form of promissory will be used; the alternative form of promissory note will entitle the Investor to a single payment as described in subparagraph B of the section captioned “Repurchases of Shares.” Each Investor receiving payments under the form of promissory note corresponding to subparagraph A will receive the same consideration per Share tendered as each other Investor receiving compensation under subparagraph A. Similarly, each Investor receiving a payment under subparagraph B will receive the same consideration per Share tendered as each other Investor receiving compensation under subparagraph B.

10.	Please confirm the disclosure relating to indemnification in the section captioned “Description of Shares” is consistent with the staff’s position on indemnification set forth in Release No. IC-11330 (September 4, 1980).

Response: The Fund confirms that its disclosure relating to indemnification is consistent with the staff’s position.

11.	Please include the undertaking set forth in Rule 484 under the Securities Act.

Response: The undertaking set forth in Rule 484 under the Securities Act is included at Item 30 of the Fund’s Registration Statement.

12.	Please confirm whether the disclosure in the first paragraph of “Appendix A – Supplemental Performance Information of Similar Funds,” which states that the supplemental performance information presented in the composite shows performance information for funds managed by BAAM that have an investment program substantially the same as the Fund and the Master Fund, is consistent with the disclosure in the third paragraph of that section, which states that the returns of share classes of Similar Funds that do not pay any fees have been excluded from the composite.

Response: The Fund confirms that the disclosure in those two paragraphs is consistent. The performance of all fee paying share classes of all Similar Funds is included in the composite. Some Similar Funds (whose fee paying share class performance is included in the composite) also have share classes that do not pay any fees; as disclosed, these non-fee paying share classes are excluded from the composite (because including the non-fee paying share classes would systematically improve the performance record of the composite).

13.	Please confirm whether the existence of share classes of Similar Funds that do not pay any fees raises any cross-subsidization issues?

Response: The Fund understands that fees charged by other Similar Funds that are different from fees borne by the Fund reflect differences in services and differences in fee arrangements among separate marketplaces, and do not represent cross-subsidization. The Fund’s adviser has informed the Fund that share classes of Similar Funds that do not pay fees are generally structured in this way for structural reasons – for instance, to avoid charging investors fees at multiple levels in a fund structure.

14.	Please add disclosure stating that excluding the returns of Similar Funds that do not pay any fees reduces the performance shown in the composite in “Appendix A – Supplemental Performance Information of Similar Funds.”

Response: The requested change has been made.

* * * * *

On behalf of the Fund, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Very Truly Yours,

/s/ Sean C. Rogers

Sean C. Rogers

cc:	Scott Sherman, Esq.
James Hannigan, Esq.
James E. Thomas, Esq.